FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of December 2014

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant’s Report filed with the Israeli Securities Authority on  December 28, 2014 in connection with the results of the Registrant's 2014 Annual General Meeting

On December 28, 2014, the Registrant filed an immediate report with the Israeli Securities Authority in which it reported the results of the Annual General Meeting of the Shareholders of the Company convened on December 28, 2014:

The following resolutions were recorded:

1. The general meeting approved the re-election of Amiram Erel, Gabi Barbash, and Arieh Ovadia as directors of the Company until the next annual general meeting of the Company, and the election of Haim Gavrieli as a director of the Company, commencing on the date of approval by the shareholders until the next annual general meeting of the Company, in addition to the external directors who hold office.

2. The general meeting approved the re-appointment of Kost, Forer, Gabbay & Kasierer as the Company's auditors for another term until the next annual general meeting of the Company and to authorize the Audit Committee and the Board of Directors to determine the audit fees.

SIGNATURE

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  December 29,  2014